SUB-ITEM 77M - Meridian Equity Income Fund

Item 77M(a):  Jordan Opportunity Fund

Item 77M(b): On June 12, 2015, the Meridian Equity Income Fund (the "Fund") acquired all of the assets and liabilities of the Jordan Opportunity Fund (the "Jordan Fund") in exchange for Legacy Class shares of the Fund with an aggregate net asset value equal to the aggregate net asset value of the Jordan Fund shares owned by Jordan Fund shareholders, pursuant to an Agreement and Plan of Reorganization dated June 1, 2015 (the "Reorganization"). The Board of Directors of the Fund voted to approve the Reorganization, and the Reorganization was approved by the shareholders of the Jordan Fund at a meeting held on June 10, 2015. The Fund distributed 3,333,502 Legacy Class shares pursuant to the Reorganization. The Fund was deemed the accounting survivor for financial reporting purposes.